U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2

Pre-Effective Amendment No. 5

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

THE STOCKGAME COMPANY

(Name of small business issuer in its charter)

Nevada	5999	11-3595054
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

80 Orville Drive, NY, Bohemia 11716 (631) 244-1542

(Address and telephone number of principal executive offices)

80 Orville Drive, Bohemia NY, 11716

(Address of principal place of business or intended principal place of business)

John C. Dello-Iacono 80 Orville Drive, Bohemia NY, 11716

(Name, address and telephone number of agent for service)

Copies to:

Stephen B. Schneer, Esq.
605 Third Avenue, 11th Floor
New York City, NY 10158
Telephone: (212) 972-1100
Facsimile: (212) 983-5271

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price[1]	Amount of registration fee
Common stock, $0.001 par value per share	600,000	$.50	$300,000	$178.20

(1)   Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject To Completion, Dated November [__], 2001

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

600,000 Shares of

The StockGame Company

Common Stock

eSAFETYWORLD, Inc. is distributing to its stockholders of record on the record date of [___________], 2001, 600,000 shares of common stock of The StockGame Company. The distribution will be pro rata to the eSAFETYWORLD stockholders based on the number of shares owned by each. eSAFETYWORLD stockholders will receive one StockGame share for each five shares held. Fractional shares will be rounded to the nearest whole share. eSAFETYWORLD will send StockGame stock certificates to the eSAFETYWORLD stockholders on about [__________], 2001.

eSAFETYWORLD stockholders are not required to take any action to receive their shares of StockGame common stock. No consideration will be paid by holders of eSAFETYWORLD common stock for shares of StockGame common stock. StockGame will not receive any proceeds from the distribution of the shares. Because of eSAFETYWORLD's role in the Distribution, it is deemed to be a statutory "underwriter" within the meaning of Section 2(11) of the Securities Act.

StockGame is a startup company with no revenues or operating funds. There currently is no public market for the shares of StockGame common stock, and neither eSAFETYWORLD nor StockGame can assure that a trading market will develop. StockGame has applied to have its common stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "STGM" effective at the time of the distribution. See "The Distribution."

The ownership of StockGame common stock involves significant risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November [__], 2001.

This information does not constitute an offer to sell or the solicitation of an offer to buy any securities.

You should rely on the information contained in this document. No person is authorized to give information that is not contained in this document. This document is not an offer to sell nor is it seeking an offer to buy these securities. This information is correct only as of the date set forth on the cover page, regardless of the time of the delivery of this prospectus.

Until [_____], 2001 (90 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Stockholders of eSAFETYWORLD with inquiries related to the Distribution should contact R. Bret Jenkins, the Chief Financial Officer of eSAFETYWORLD, at 80 Orville Drive, Bohemia, NY 11716. eSAFETYWORLD's telephone number is 631-244-1454.

Table of Contents

Summary

The following is a summary of certain information contained in this document. While this summary provides an accurate description of all material information included in this document, it is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this document. Certain capitalized terms used in this summary are defined elsewhere in this document.

Why You Were Sent This Document

eSAFETYWORLD sent you this document because you were an owner of eSAFETYWORLD common stock on [_____], 2001. Holders of record of eSAFETYWORLD common stock, as of the close of business on [_____], 2001, will be entitled to receive a pro rata distribution of one share of StockGame for every five shares of eSAFETYWORLD common stock held. No action is required on your part to participate in the Distribution, and you are not required to pay cash or other consideration to receive your StockGame shares. No stockholder approval of the Distribution is required or sought. eSAFETYWORLD is not asking you for a proxy, and you are requested NOT to send a proxy to eSAFETYWORLD.

This document describes StockGame's business, how this transaction potentially benefits eSAFETYWORLD's stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the StockGame shares that you will receive in the

Distribution. You should be aware of certain risks relating to the Distribution and StockGame's business, which are described in this document beginning on page 8.

Questions and Answers about the Distribution and Related Matters

The following section answers various questions that you may have about the pro rata distribution to eSAFETYWORLD stockholders of 600,000 shares of StockGame common stock by eSAFETYWORLD. We refer to this distribution in this document as the "Distribution."

Q1:   What is the Distribution?

A: The Distribution is the method by which eSAFETYWORLD will distribute shares held by it in StockGame resulting in StockGame becoming a publicly-held company. According to the terms of the Distribution, eSAFETYWORLD will distribute to its stockholders, as of the close of business on [_____], 2001, in a dividend, one share of StockGame common stock for every five shares of eSAFETYWORLD common stock held on [_____], 2001.

Of the shares distributed by eSAFETYWORLD, 35.7% will be distributed to shareholders who are considered affiliates of eSAFETYWORLD, and the remainder will be distributed to shareholders who are not considered affiliates of eSAFETYWORLD.

There is currently no trading market for StockGame's shares, and no assurances can be given that a trading market will ever develop for the shares.

Q2:   What is StockGame?

A: StockGame is a development stage technology and Internet company that plans to operate Internet-games directed towards people who are interested in the equity markets and to distribute, on a subscription basis, newsletters and other information pertaining to the stock markets. StockGame will disclose fully its interests in any company that is covered or mentioned in any distributed publication.

Q3:   Why is eSAFETYWORLD effecting the Distribution?

A: eSAFETYWORLD is effecting the Distribution because it believes that the Distribution may result in an increase in the value of StockGame common stock and provide potential value to eSAFETYWORLD's stockholders.

Q4:   What is the tax effect of the Distribution?

A: Dividends and distributions received are taxable as ordinary income for federal income tax purposes provided that eSAFETYWORLD has current or accumulated earnings and profits. The fair market value of StockGame's shares will be established by subsequent trading that develops with respect to such shares. However, the Distribution is taxable even if a trading market for the shares never develops. eSAFETYWORLD has agreed to accept 600,000 shares of our common stock in settlement of $250,000 of services which equates to a value of $.42 per share. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement. StockGame had the option of issuing the 600,000 shares of its common stock or making a cash payment of $250,000. StockGame elected to issue the shares.

The foreign, state and local tax consequences of receiving the distribution may differ materially from the federal income tax consequences described above. Shareholders should consult their tax advisor.

Q5:   **What will eSAFETYWORLD stockholders receive in the Distribution?**

A: In the Distribution, eSAFETYWORLD stockholders will receive one share of StockGame common stock for every five shares of eSAFETYWORLD common stock they own on [_____], 2001. Immediately after the Distribution, eSAFETYWORLD's stockholders will still own their shares of eSAFETYWORLD common stock. Shares of eSAFETYWORLD common stock will represent stockholders' interests in the business of eSAFETYWORLD, and shares of StockGame common stock that stockholders receive in the Distribution will represent their interests in the StockGame business.

Q6:   **What happens to eSAFETYWORLD shares after the Distribution?**

A: After the Distribution, shares of eSAFETYWORLD common stock will continue to represent ownership of the businesses of eSAFETYWORLD and will continue to be quoted under the ticker symbol "SFTY."

Q7:   **What does an eSAFETYWORLD stockholder need to do now?**

A: eSAFETYWORLD stockholders do not need to take any action. The approval of the eSAFETYWORLD stockholders is not required to effect the Distribution, and eSAFETYWORLD is not seeking a proxy from any stockholders. eSAFETYWORLD stockholders should not send in their eSAFETYWORLD share certificates to effect the Distribution. eSAFETYWORLD stockholders will automatically receive their shares of StockGame common stock shortly following the Distribution.

Q8:   **Where can eSAFETYWORLD stockholders get more information?**

A: eSAFETYWORLD stockholders with additional questions related to the Distribution should contact R. Bret Jenkins, the Chief Financial Officer of eSAFETYWORLD, at eSAFETYWORLD, Inc., 80 Orville Drive, Bohemia, New York 11716. eSAFETYWORLD's telephone number is 631-254-1454.

Summary of StockGame's business

StockGame is a Nevada corporation founded in July 1999 as StockPick, Inc. It changed its name to The StockGame Company in March 2001. StockGame is a development stage company with no revenue, and its Website is not complete. StockGame also has no commitments for financing although it will need funding of up to $1,000,000 to complete all aspects of its website and implement its plan but can commence revenue generating activities by raising proceeds of approximately $250,000. There can be no assurances that StockGame will be able to obtain this funding. StockGame's purpose is to design, develop and market an Internet-based site to serve investors and others interested in the stock and capital markets. StockGame's business strategy and plan call for it to:

- create, develop and distribute a subscription-based electronic newsletter.

- develop an online game of skill in selecting equity portfolios.

- generate advertising fees on its website.

An initial capital raise of $250,000 will permit us to hire a few employees, commence publication of our newsletter and complete the StockPick to start with a limited number of variables and alternatives. Additional amounts of capital will permit us to expand the scope of StockPick and the newsletter and initiate a marketing campaign. We will engage the services of an investment banking firm to assist us in raising capital, although no assurances can be given that we will be successful in those efforts. We currently have no arrangements or agreements with anyone to provide investment banking or investment finder services.

Our corporate office is located at 80 Orville Drive, Bohemia, New York 11716, and our telephone number is 631-244-1542.

StockGame summary financial data

StockGame has had no revenue producing operations.

Risk Factors

In addition to the information contained elsewhere in this document, you should carefully read the following risk factors related to StockGame and the Distribution.

Recipients of the Distribution may be confronted by potential taxation matters

Dividends and distributions received are taxable as ordinary income for federal income tax purposes provided that eSAFETYWORLD has current or accumulated earnings and profits. The fair market value of StockGame's shares will be established by subsequent trading that develops with respect to such shares. However, the Distribution is taxable even if a trading market for the shares never develops. eSAFETYWORLD agreed to accept 600,000 shares of our common stock in settlement of $250,000 of services which equates to a value of $.42 per share. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement. eSAFETYWORLD gave StockGame the option of making a cash payment of $250,000 or issuing the 600,000 shares of its common stock. StockGame decided to issue the shares.

The foreign, state and local tax consequences of receiving the distribution may differ materially from the federal income tax consequences described above. Shareholders should consult their tax advisor.

StockGame is a development stage company with no operating history and anticipated losses.

StockGame was established in July 1999 and has no revenues. All of its activities have involved developing a business strategy and designing its website. Therefore, it has no operating history upon which an evaluation of its future performance and prospects can be made. StockGame's future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in StockGame's common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and rapidly evolving markets.

StockGame has no financial resources, and its auditors' report states that there is substantial doubt about its ability to continue as a going concern.

StockGame has virtually no financial resources and an operating loss accumulated during the development stage. Its auditors state in their opinion on StockGame's financial statements that this lack of resources causes substantial doubt about StockGame's ability to continue as a going concern. No assurances can be given that StockGame will generate sufficient revenue to continue as a going concern.

StockGame has had negative cash flow since inception and anticipates operating losses and negative cash flow for the foreseeable future.

StockGame has incurred negative cash flow since inception and has an accumulated deficit of $315,000 at October 31, 2001. Furthermore, StockGame believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable future because of costs and expenses related to marketing and startup activities.

StockGame cannot be certain that its business strategy will be successful or that it will successfully address these risks. Our independent auditors indicated in their report that "the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern."

StockGame does not currently have a marketable product and may not be able to develop one.

StockGame is currently developing a website and negotiating with content providers of material. We may be unsuccessful in our efforts to complete the website and execute acceptable arrangements with content providers. If we are unsuccessful in these efforts, we will be unable to generate any revenues.

StockGame will depend on eSAFETYWORLD to supply a substantial portion of its day-to-day activities. We would be unable to function during the next year without the services provided by eSAFETYWORLD.

StockGame's limited resources do not permit it to hire software specialists. It will develop its website by using independent contractors, most of whom will be engaged and supervised by eSAFETYWORLD. StockGame will also use eSAFETYWORLD for its servers, web hosting, administrative, technical and customer service functions as well as to provide for its office space and other infrastructure needs. eSAFETYWORLD is not otherwise involved in the decision making process of our business.

eSAFETYWORLD will also assist us in updating our website to give effect to technological or other advances or required changes.

The likelihood of us being able to implement our business strategy or maintain an effective presence on the world wide web would be materially reduced if we have a disagreement with eSAFETYWORLD or if eSAFETYWORLD were to encounter financial difficulties that would prevent it from providing the agreed-upon services.

Our agreement with eSAFETYWORLD will not automatically be renewed if John C. Dello-Iacono is not our president at scheduled renewal date.

Our current consulting agreement with eSAFETYWORLD has a one-year term commencing on September 7, 2001. It is noncancelable except in the case of contract breach including failure to make scheduled payments. The contract is renewable for a one year periods on its contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at the renewal date, then the extension requires the consent of both parties. If eSAFETYWORLD does not consent to a renewal, we may lack the resources to replace the lost services and may not be able to continue operations.

StockGame is heavily dependent upon the ongoing efforts of John C. Dello-Iacono.

StockGame's ongoing efforts to establish its business are heavily dependent upon the ongoing efforts of John C. Dello-Iacono. If Mr. Dello-Iacono were to leave StockGame or be unable to perform services for any reason, it is unlikely that StockGame would be able to implement its strategic plan.

John C. Dello-Iacono and Edward A. Heil have complete control over all shareholder votes.

Following the completion of the Distribution, John C. Dello-Iacono, our president, will own or control approximately 53% of our outstanding common stock, and Mr. Heil will own 42% of our common stock. Therefore, Messrs. Dello-Iacono and Heil will be able to control all votes of stockholders and elections of members of the board of directors.

StockGame will depend on independent contractors to develop and maintain its website and will not have direct control over all aspects of the system, including security. A security breach that occurs after revenue generating activities commence, if ever, could have catastrophic consequences for our business.

If StockGame's systems and controls are unable to handle online security risks, its business will be adversely affected. StockGame will use packet filters, fire walls, and proxy servers which are all designed to control and filter the data allowed to enter its data center. However, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may make it easier for someone to compromise or breach the technology to be used by StockGame to protect subscribers' transaction data. If such a breach of security were to occur, it could cause interruptions in service and loss of data or cessation in service to subscribers of StockGame. This may also allow someone to introduce a "virus," or other harmful component causing an interruption or malfunction.

To the extent that activities of StockGame will involve the storage and transmission of information such as credit card numbers, security breaches could damage StockGame's reputation and expose StockGame to a risk of loss or litigation and possible liability.

StockGame may not have the resources to upgrade its website as technology advances or its business plan evolves.

Computer and internet technologies are subject to rapid change. We are dependent on our agreement with eSAFETYWORLD to provide much of our internet technology. Because of our lack of resources, we may be unable to modify or upgrade our website and technology to keep up with market conditions even if the proposed changes are vital to the wellbeing of our business.

StockGame will depend on content and information providers over whom we have little or no control. StockGame has not yet entered into agreements with any content providers.

StockGame will rely, on a nonexclusive basis, on outside providers of content to:

- post informational and educational subject matter on its website, and

- draft and edit a newsletter that will be distributed to subscribers.

Our plan is dependent on our ability to be able to obtain or distribute this material without the expenditure of significant amounts of cash. We currently do not have an agreement with any content provider. If we are unable to enter into agreements with content providers on acceptable terms, we may be unable to reach a stage where we will be able to generate revenue.

We will also be unable to control or even determine the ongoing viability of content providers. Some providers may discontinue operations with little or no notice. The loss of a content provider, particularly if popular with subscribers, could have an immediate and deleterious impact on our business.

We may face potential direct and indirect liability for negligence, copyright, or trademark infringement, and other claims based upon the content and data received from third party providers that we make available or sell to subscribers. For example, by distributing an incorrect past performance report, a subscriber may claim he relied on such information and suffered a monetary loss. Computer failures may also result in incorrect data being distributed. In these and other instances, we may be required to engage in long and expensive litigation, which could have the effect of diverting management's attention and require the expenditure of significant sums of money. Any such claims or resulting litigation could have a material adverse effect on our business

StockGame will need to build brand or name recognition.

To be successful, we will have to build brand or name recognition. Doing so will require a marketing or advertising campaign. There can be no assurances that we will be successful in obtaining the funds necessary to finance an effective marketing campaign. Furthermore, even if a marketing campaign were undertaken, there can be no assurances that it would result in appreciable increases in revenue. Many Internet-related businesses have conducted extensive advertising or marketing programs without generating sufficient revenue to attain profitable operations.

StockGame will face competition from many larger and more established companies.

Many companies, including brokerage firms and internet service providers, offer various games to acquaint or educate potential investors with the stock market. In addition, many publishers and others offer newsletters and publications concerning investments. Most of these competitors have substantially greater financial and other resources than we do and also have much more name and brand recognition in the marketplace. Our limited resources make it doubtful that we will be able to compete effectively against many of these competitors.

Other companies have similar names which could hurt our ability to obtain brand recognition.

Other companies have similar names which could reduce our ability to clearly establish brand recognition. In addition, if a company with a similar name has financial, commercial or regulatory problems, the resultant adverse publicity could negatively impact us because of general confusion in the marketplace.

A determination that StockGame's activities constitute gaming activities would have a material adverse impact on our ability to implement its business plan and generate revenue producing activities.

Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. All 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. If StockGame were to be deemed subject to various federal and state statutes and regulations, that determination could have a direct and material adverse effect on its business and indirectly could have a material adverse effect on the public's demand for its services.

The Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use a telephone line or other wire communication facility in interstate or foreign commerce to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. Federal statutes state that "gambling" includes but is not limited to pool-selling, bookmaking, maintaining slot machines, roulette wheels or dice tables, and conducting lotteries, policy, bolita or numbers games, or selling chances therein.

StockGame believes that its planned activities are principally educational and informational in nature with StockPick being a game of skill serving as part of that process. However, because there is little clear statutory and case law authority, this conclusion is not free from doubt. The wording of many statutes is ambiguous. Furthermore, there is little case law to rely upon for interpretation of these ambiguities. Thus, it is possible that we may be alleged to be in violation of an applicable statute based on an interpretation or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of those proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing us from engaging in various anticipated business activities. Also, if it were finally determined that we did violate applicable law, then civil damages or criminal penalties could be imposed and we might be barred from pursuing that activity. Such an outcome would have a material adverse effect on the likelihood of us executing our strategy effectively.

The National Gambling Impact Study Commission released its final report and recommendations in June 1999. Certain recommendations in that report could form the basis for new anti-gaming (including anti-online-gaming) laws or regulations that could have a material adverse effect on our business. Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on our business.

StockGame will need financing which may not be available.

StockGame will use independent contractors to develop its website and design the online publications that it will distribute. StockGame will endeavor to use noncash compensation wherever possible. However, some cash will be required to complete these tasks. In addition, StockGame will need funding for marketing and to pay cash awards to game participants.

StockGame has not established a source of equity or debt financing sufficient to permit it to implement our business plan. StockGame will require financing. There can be no assurance that additional financing will be available. If StockGame is unable to obtain financing, its ability to meet obligations and plans for expansion will be materially adversely affected or may not be possible at all.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligation.

We have no committed source of financing. Wherever possible, we will attempt to use noncash consideration to satisfy obligations. In many instances, we believe that the noncash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material.

StockGame will be dependent on establishing reciprocal links to investment oriented websites operated by others.

StockGame anticipates establishing agreements with companies that operate online message boards aimed at individual investors and with other distributors of online investment oriented publications. StockGame believes that live links from these types of sites could be an important and inexpensive means of making its website known to potential customers and game participants. If we are unable to establish reciprocal links with other key websites, we may be unable to drive a sufficient volume of potential customers to our website so as to establish a viable business. There can be no assurances that StockGame will be successful in forming or maintaining these agreements.

StockGame will be heavily dependent on credit card transactions. The inability to process credit card transactions would make it impossible to implement its strategy.

StockGame believes that it will receive a substantial portion of its revenue through credit card transactions. Initially, eSAFETYWORLD will assist it in obtaining merchant accounts to process these transactions and in establishing security on its website to process these transactions.

If customers do not perceive our website to be secure or if a breach of security takes place, we are unlikely to receive significant credit card revenues. Also, credit card companies may be reluctant or refuse to process account transactions if customers contend that the payments relate to gaming activities. The inability to receive credit card orders, maintain a merchant account or the refusal of credit card companies to process accounts would severely limit the methods of payment available to subscribers and materially reduce the likelihood of StockGame being able to implement its plan successfully.

The trading price of StockGame common stock is likely to be subject to significant fluctuations

There can be no assurance as to the prices at which the StockGame common stock will trade before, on or after the Distribution date. Until the StockGame common stock is fully distributed and an orderly market develops in the StockGame common stock, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. There is a reasonable possibility that an orderly or liquid trading market may never develop for our shares.

Prices for the StockGame common stock will be determined in the marketplace and may be influenced by many factors, including:

- the depth and liquidity of the market for StockGame common stock,

- developments affecting the business of StockGame generally and the impact of those factors referred to below in particular,

- investor perception of StockGame, and

- general economic and market conditions.

StockGame common stock has no prior trading market or liquidity

Prior to the date of this document, there has not been any established trading market for StockGame common stock. Application has been made to list the shares of StockGame common stock on the OTCBB under the symbol "STGM." StockGame cannot predict the likelihood of the application being accepted. If the application is accepted, StockGame cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

Our shares are likely to be considered penny stock which will limit the ability of holders to sell the shares.

SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to StockGame, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be a penny stock. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

Many brokerage firms and individual brokers do not deal in penny stocks because of the increased requirements. As a result, holders of penny stocks are likely to experience difficulties in trying to sell their shares.

Our issuance of shares to eSAFETYWORLD and our commitment to issue shares may not have met the requirements of Section 4(2) or the registration requirements of Section 5 of the Securities Act.

Our issuance of 600,000 shares of common stock to eSAFETYWORLD in February 2001 pursuant to our consulting agreement with eSAFETYWORLD may not have met the requirements for an exemption under Section 4(2) of the Securities Act or from the registration requirements of Section 5 of the Securities Act. We subsequently rescinded this share issuance and the consulting agreement and the shares were returned and canceled. In September 2001, we entered into a new consulting agreement with eSAFETYWORLD and agreed to issue it 600,000 shares of common stock. It is possible that this issuance also may not have met the requirements for an exemption under Section 4(2) of the Securities Act, because the registration statement of which this prospectus is a part had been filed prior to the execution of the new agreement. If this is the case, we may be subject to liabilities associated with the rescission rights of eSAFETYWORLD and any fines and penalties that the SEC or state securities regulators may impose. eSAFETYWORLD has waived any right to rescission. There is a one year statute of limitations on this type of claim under Section 12(1) of the Securities Act.

We have not recorded any liability associated with any the possible contingent liabilities referred to above. We believe that the likelihood of a claim and the ultimate outcome if any claim is asserted cannot be ascertained at this time.


Forward-Looking Statements


This document and other materials filed or to be filed by eSAFETYWORLD or StockGame with the Securities and Exchange Commission, referred to as the "SEC," as well as information included in oral statements or other written statements made or to be made by eSAFETYWORLD and StockGame, contain statements that are "forward-looking." These statements appear in a number of places in this document and include, but are not limited to, all statements relating to plans for future growth and other business development activities, as well as capital expenditures, financing sources and the effects of regulation and competition, the terms of the Distribution and all other statements regarding the intent, plans, beliefs or expectations of StockGame, as well as its respective directors or officers. Words like as "expects," "anticipates," "intends," "plans" and similar expressions also identify forward-looking statements.

Stockholders and readers are cautioned that such forward-looking statements are not assurances of future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements.

The Distribution

Introduction

On November __, 2001, the board of directors of eSAFETYWORLD approved a plan to distribute 600,000 shares of common stock of StockGame common stock to be issued to eSAFETYWORLD pursuant to its consulting agreement with StockGame on a pro rata basis to all holders of outstanding eSAFETYWORLD common stock. StockGame had the option of issuing the 600,000 shares of its common stock or making a cash payment of $250,000 to satisfy its obligations under a consulting agreement. StockGame elected to issue the shares.

On the date of this prospectus, the eSAFETYWORLD board of directors formally declared a dividend payable to each holder of record of eSAFETYWORLD common stock at the close of business on the record date of one share of StockGame common stock for every five shares of eSAFETYWORLD common stock held as of the close of business on the record date. Holders of eSAFETYWORLD common stock will not receive any fractional shares of StockGame common stock in connection with the Distribution.

On or about the Distribution date and following receipt of 600,000 shares from StockGame, eSAFETYWORLD will deliver the shares of StockGame common stock to be distributed to the Distribution agent for transfer and distribution to the holders of record of eSAFETYWORLD common stock as of the close of business on the record date. The Distribution is expected to be made on or about [_____], 2001.

Of the shares distributed by eSAFETYWORLD, 214,000 or 35.7% will be distributed to shareholders who are considered affiliates of eSAFETYWORLD, and the remainder will be distributed to shareholders who are not considered affiliates of eSAFETYWORLD. The 214,000 shares relating to affiliates of eSAFETYWORLD will be distributed as follows:

Name	Shares	Percentage of Distribution
Edward A. Heil	88,600	14.8
R. Bret Jenkins	66,000	11.0
James Brownfiel	14,700	2.5
Claire A. Heil	14,700	2.5
Steven W. Schuster	20,000	3.3
Bridget C. Owens	10,000	1.6
Total	214,000	35.7

After the Distribution, Mr. Heil will own 4,026,100 or 42% of our shares. No other affiliate of eSAFETYWORLD set forth in the table above currently owns any of our shares. The 214,000 shares to be distributed to persons considered to be affiliates of eSAFETYWORLD constitute 2.2% of the total number of our shares that will be outstanding after the Distribution.

Reasons for the Distribution

In September 2000, eSAFETYWORLD signed an agreement to provide certain business, technical and management consulting services to StockGame, as well as assist in the creation of web-centric development and marketing systems and e-commerce applications. The agreement was amended in May 2001. In September 2001, that agreement was rescinded and the 600,000 shares were returned to us, and we entered into a new agreement providing for substantially the same services. The initial 600,000 shares were fully earned by eSAFETYWORLD at the time that the new contract was executed. eSAFETYWORLD's services principally related to assisting us:

- develop our business strategy;

- develop the basic rules of StockPick;

- design our website which is housed on eSAFETYWORLD's servers; and

- maintain records and perform routine administrative functions.

In agreeing to assist StockGame, eSAFETYWORLD considered the following key factors:

- eSAFETYWORLD's management team has developed significant expertise that it believed could be applied to other industries;

- eSAFETYWORLD retains its strong liquidity compared to its projected requirements, so it was appropriate to consider non-cash consideration for the services to be provided;

- eSAFETYWORLD believed that StockGame's business plan has strong potential if executed effectively; and

- eSAFETYWORLD might maximize the long-term financial return to its stockholders by obtaining stock in StockGame and distributing it to its stockholders.

Based on these considerations, eSAFETYWORLD agreed to accept an aggregate of 600,000 shares of StockGame common stock in consideration for the principal consulting services that it is providing. These 600,000 shares constitute approximately 6% of the issued and outstanding common stock of StockGame at September 30, 2001, assuming such shares have been issued. eSAFETYWORLD now proposes to distribute these 600,000 shares to the eSAFETYWORLD stockholders, pro rata in proportion to the number of shares of eSAFETYWORLD held by each. Accordingly, the eSAFETYWORLD stockholders will receive one share of StockGame for approximately each five shares of eSAFETYWORLD now held by them.

eSAFETYWORLD believes that the Distribution of StockGame shares and the resulting creation of a publicly-held corporation may offer the stockholders of eSAFETYWORLD greater liquidity than if the 600,000 shares received by eSAFETYWORLD were retained by it. In addition, the Distribution will result in StockGame becoming a publicly-held company with equity securities that could be used in its compensation programs and to facilitate potential business alliances.

The discussion of the reasons for the Distribution set forth herein includes forward-looking statements that are based on numerous assumptions with respect to the trading characteristics of the StockGame common stock and the ability of StockGame management to successfully take advantage of growth, acquisition and alliance opportunities. Many of those factors are discussed above under the captions "Forward-Looking Statements" and "Risk Factors."

Form of transaction

At the time of the Distribution, eSAFETYWORLD will hold 600,000 shares of StockGame's common stock, which will represent 6% of the total number of StockGame's shares of common stock outstanding.

The Distribution is the method by which eSAFETYWORLD will distribute these 600,000 shares of StockGame to its stockholders resulting in StockGame becoming a publicly-held company.   After the Distribution, stockholders of eSAFETYWORLD will continue to own their shares in eSAFETYWORLD and the StockGame shares distributed to them in the Distribution.

Because of eSAFETYWORLD's role in the Distribution, it is deemed to be a statutory "underwriter" within the meaning of Section 2(11) of the Securities Act. eSAFETYWORLD has advised us that it will comply with the prospectus delivery requirements in connection with the distribution of our shares to its stockholders and to any other persons that would apply to an statutory underwriter. Further, eSAFETYWORLD has acknowledged to us that it is familiar with the anti-manipulation rules of the SEC, including Regulation M under the Securities Exchange Act of 1934. These rules may apply to sales by eSAFETYWORLD in the market, following the creation of a public market, if such a market ever develops.

With certain exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in an applicable distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. The foregoing restrictions may affect the marketability of our common stock.

Manner of effecting the Distribution

The Distribution will be made on the Distribution date to holders of record of eSAFETYWORLD common stock at the close of business on the record date. Based on the 3,000,000 shares of eSAFETYWORLD common stock outstanding as of September 30, 2001, the Distribution will consist of one share of StockGame common stock for each five shares of eSAFETYWORLD held.

eSAFETYWORLD will not deliver scrip evidencing a fractional share or pay any related amount to a stockholder who would be entitled to a fractional share. Instead, the number of shares of StockGame stock to which each eSAFETYWORLD stockholder of record is entitled will be rounded to the nearest whole share.

Prior to the Distribution date, eSAFETYWORLD will deliver the shares of StockGame common stock to be distributed to the Distribution agent for distribution. The Distribution agent will mail, on or about the Distribution date, certificates representing the shares of StockGame common stock to eSAFETYWORLD stockholders of record as of the close of business on the record date. Holders of eSAFETYWORLD common stock will not receive any fractional shares of StockGame common stock in connection with the Distribution.

Holders of eSAFETYWORLD common stock will not be required to pay for shares of StockGame common stock received in the Distribution, or to surrender or exchange certificates representing shares of eSAFETYWORLD common stock in order to receive shares of StockGame common stock. No stockholder approval of the Distribution is required or sought. eSAFETYWORLD is not asking you for a proxy and you are requested NOT to send a proxy to eSAFETYWORLD.

In order to be entitled to receive shares of StockGame common stock in the Distribution, eSAFETYWORLD stockholders must be stockholders at the close of business on the record date.

Federal income tax consequences of the Distribution

Each eSAFETYWORLD stockholder receiving shares of StockGame common stock in the Distribution will be considered to have received a taxable distribution in an amount equal to the fair market value of StockGame common stock received, which will result in:

- a dividend to the extent of such stockholder's pro rata share of eSAFETYWORLD's current and accumulated earnings and profits;

- a reduction in such stockholder's basis in eSAFETYWORLD common stock to the extent the amount received exceeds such stockholder's share of earnings and profits until such basis equals zero, and

- a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the amount treated as a reduction of the stockholder's basis in eSAFETYWORLD common stock. Any gain of this type will generally be capital gain if the eSAFETYWORLD common stock is held as a capital asset on the Distribution date.

The fair market value of StockGame's shares will be established by subsequent trading that develops with respect to such shares. However, the Distribution is taxable even if a trading market for the shares never develops. eSAFETYWORLD agreed to accept 600,000 shares of our common stock in settlement of $250,000 of services which equates to a value of $.42 per share. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement. eSAFETYWORLD stockholders should consult their own advisers as to the specific tax consequences of the Distribution, including the application and effect of foreign, state and local tax laws.

Listing and trading of StockGame common stock

Prior to the date of this document, there has not been any established trading market for StockGame common stock. Application has been made to quote the shares of StockGame common stock on the OTCBB under the proposed symbol "STGM." There can be no assurance as to the prices at which the StockGame common stock will trade on or after the Distribution date. Until the StockGame common stock is fully distributed and an orderly market develops, if ever, in the StockGame common stock, the price at which it trades may fluctuate significantly. Prices for the StockGame common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of StockGame common stock, developments affecting the businesses of StockGame generally, including the impact of the factors referred to in "Risk Factors," investor perception of StockGame and general economic and market conditions.

Shares of StockGame common stock distributed to eSAFETYWORLD stockholders will be freely transferable, except for shares of StockGame common stock received by persons who may be deemed to be "affiliates" of StockGame under the Securities Act of 1933. Persons who may be deemed to be affiliates of StockGame after the Distribution generally include individuals or entities that control, are controlled by or are under common control with StockGame, and may include senior officers and directors of StockGame, as well as principal stockholders of StockGame. Persons who are affiliates of StockGame following the Distribution will be permitted to sell their shares of StockGame common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 issued under the Securities Act.

StockGame has applied to have its shares of common stock quoted and traded on the OTCBB. At the time of the Distribution of the stock to the eSAFETYWORLD stockholders, it cannot give any assurances as to whether it will be successful in having its shares quoted on the OTCBB.

Penny stock restrictions

Until StockGame's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to StockGame, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that shares of StockGame's common stock will be considered penny stock. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

- the basis on which the broker or dealer made the suitability determination and

- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to be included and maintain a listing on the Nasdaq SmallCap Market, a company must meet the following requirements:

Requirements	Initial Listing	Continued Listing
Net Tangible Assets[1]	$4 million	$2 million
	Or	Or
Market Capitalization	$50 million	$35 million
	Or	Or
Net Income (in latest fiscal year or 2 of last 3 fiscal years)	$750,000	$500,000
Public Float (shares)[2]	1 million	500,000
Market Value of Public Float	$5 million	$1 million
Minimum Bid Price	$4	$1
Market Makers	3	2
Shareholders (round lot holders)[3]	300	300
Operating History[4]	1 year	N/A
	Or	Or
Market Capitalization	$50 million	
Corporate Governance	Yes	Yes

(1) For initial or continued listing, a company must satisfy one of the following to be in compliance: the net tangible assets requirement (net tangible assets means total assets, excluding goodwill, minus total liabilities), the market capitalization requirement or the net income requirement.
(2) Public float is defined as shares that are not held directly or indirectly by any officer or director of the issuer and by any other person who is the beneficial owner of more than 10% of the total shares outstanding.
(3) Round lot holders are considered holders of 100 shares or more.
(4) If operating history is less than one year, initial listing requires market capitalization of at least $50 million.

There are no assurances that StockGame will ever meet the minimum listing requirements of Nasdaq, or that its common stock will be accepted for quotation on Nasdaq even if it does meet the minimum requirements.

General market risks

There is no public market for StockGame's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of StockGame's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. StockGame's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for its common stock.

The market price for StockGame's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which relate to the actions of the market or participants in the market and are beyond our control. These factors, which are each largely out of our control because they relate to actions or decisions made or taken by others, include the following:

- actual or anticipated variations in quarterly operating results;

- announcements by StockGame's competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- departures of key personnel; and

- potential litigation or regulatory matters.

In addition, sales or issuances of additional shares of common stock and announcements by us of events affecting our business could have a material impact on the volatility of our share price if a market ever develops.

The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of StockGame's common stock, regardless of StockGame's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect StockGame's stock price.

The sale or availability for sale of a substantial number of shares of StockGame's common stock in the public market subsequent to the Distribution, pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 9,000,000 shares of common stock currently held by StockGame's management and founders are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of StockGame's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning StockGame.

StockGame has 20,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 10,400,000 shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.

Legal matters

StockGame is not involved in any litigation or legal proceedings.

Relationship of eSAFETYWORLD and StockGame before and after the Distribution

Prior to the Distribution, eSAFETYWORLD will be issued shares equal to approximately 6% of the issued and outstanding common stock of StockGame as consideration for entering into a consulting agreement to provide StockGame with:

- administrative and customer service support;

- assisting in the design, development and hosting a website;

- accounting and management services support, and

- office space and telephone services.

After the Distribution, eSAFETYWORLD will not directly own any of our shares, and StockGame will be a publicly-held company. StockGame will not have any ownership interest in eSAFETYWORLD. However, Edward A. Heil, eSAFETYWORLD's president, will serve on StockGame's board of directors and will hold 4,026,100 shares, including the 88,600 shares that he will receive in the Distribution. Mr. Heil will hold 42% of our total shares following the Distribution. eSAFETYWORLD has no control over Mr. Heil's shares. Mr. Heil will recuse himself on any issue brought before the board of directors of StockGame that affects our dealings with eSAFETYWORLD. Steven W. Schuster will serve as an independent member of both boards. Mr. Schuster currently holds none of our shares but will receive 20,000 of our shares as part of the Distribution.

Dividend Policy

The payment and level of cash dividends by StockGame after the Distribution will be subject to the discretion of the board of directors of StockGame. StockGame currently intends to retain future earnings, if any, for the development of its business and does not anticipate paying cash dividends in the near future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of StockGame.

StockGame's Capitalization

At October 31, 2001, StockGame had a negative tangible net worth. The following table sets forth the unaudited capitalization of StockGame at October 31, 2001, on an historical basis. The following data is qualified in its entirety by the combined financial statements of StockGame and other information contained elsewhere in this document. See "Risk Factors."

Long-term debt	$-0-
Stockholders' equity:	
Common stock, $.001 par value;	
authorized - 20,000,000 shares;	
issued and outstanding	
9,000,000 shares	9,000
Paid-in capital	1,000
Deficit accumulated in the development stage	(315,000)
Total	(305,000)
Total capitalization	$(305,000)

StockGame's Business

StockGame was founded as a Nevada corporation in July 1999 to establish an Internet website catering to the interests of the investing community. To date, all of its activities have involved developing and refining StockGame's business strategy and plan. StockGame has not had any revenue generating activities.

Basic strategy

StockGame's business will be directed by its president, John C. Dello-Iacono, and its directors, none of whom currently devote fulltime to the company. StockGame has entered into a technical support and assistance agreement with eSAFETYWORLD, Inc., a business-to-business e-commerce company to assist it in developing a website, establishing a marketing program and for general management and administrative services. eSAFETYWORLD is a public company located on Long Island, New York. Mr. Dello-Iacono will also become a fulltime employee concurrent with the effective date of the Distribution.

StockGame's limited resources do not permit it to hire software specialists. It will develop its website by using independent contractors, most of whom will be engaged and supervised by eSAFETYWORLD. StockGame will also use eSAFETYWORLD for its servers, web hosting, administrative, technical and customer service functions as well as to provide for its office space and other infrastructure needs. eSAFETYWORLD is not otherwise involved in the decision making process of our business.

eSAFETYWORLD will also assist us in updating our website to give effect to technological or other advances or required changes.

The likelihood of us being able to implement our business strategy or maintain an effective presence on the world wide web would be materially reduced if we have a disagreement with eSAFETYWORLD or if eSAFETYWORLD were to encounter financial difficulties that would prevent it from providing the agreed-upon services.

StockGame will have three principal activities, all of which will be closely linked to its website which will be at www.stockpickgame.com:

Newsletter – StockGame will distribute a newsletter on the Internet. The newsletter will include information of general interest to investors and also articles about specific companies and securities. The newsletter will be prepared and edited by independent contractors, and freelance writers for most of the content material. StockGame may also try to negotiate arrangements with producers of print newsletters to distribute their content on the Internet. None of StockGame's officers, directors or employees will have any direct or indirect interest in any security discussed in the newsletter without full disclosure of that interest being included in the newsletter. StockGame will also obtain similar representations in writing from all independent contractors involved with each issue.

StockGame plans on distributing the newsletter on a monthly basis and charge a subscription fee for it. The subscription fee will entitle the purchaser to receive the newsletter, as well as to participate in a contest of skill based on investment knowledge. The contest will be called StockPick. To date, StockGame has not entered into any agreements with any independent contractors or freelance writers with respect to the newsletter nor has StockGame determined the appropriate level of the annual subscription fee.

StockPick – StockPick will be an educational contest that will permit each participant to select a model or virtual stock portfolio. The performance of that portfolio will be compared against the performance of all other participants' portfolios and the highest performing portfolio will win a prize at the end of each contest period. Each participant will be permitted to choose a virtual portfolio consisting of up to ten stocks whose total market capitalization shall not exceed $1,000,000. Only stocks listed on the New York Stock Exchange, American Stock Exchange or NASDAQ National Market will be eligible. Initial public offerings on any of these exchanges will not be eligible. At the end of each 60 day period, the participant with the highest percentage gain in his/her selected virtual stock portfolio will be deemed the winner and will receive a cash prize of up to $50,000. Other cash prizes will be awarded to the second place and third place finishers. The actual level of prizes or awards will be determined at the time that StockPick is actually started. The determination will be based on our resources at that time and the level of interest shown during the period leading up to the actual introduction date.

StockPick is important to our strategy because we believe that it will provide potential subscribers an added reason to pay for a subscription and to return to our site.

StockGame will reserve the right to change or modify the rules of StockPick, and all decisions made by it in regard to interpreting the rules will be considered final by the company. Each participant will have the right to make five substitutions in each 60 day period. All equity share prices will be based on the closing price on the day of day of selection or substitution as printed in the financial press. All stock model participants will be able to know their performance on a real time, daily basis. Participation in StockPick will be limited to paid subscribers of the newsletter. There will be no separate admission fees.

StockGame, with the assistance of consultants engaged by eSAFETYWORLD, will design and develop a website having the capabilities of running StockPick and with links to relevant other investor oriented web uses. The website will also have a general message board that is popular on investment oriented uses. StockGame believes that StockPick will be an educational tool for people with an interest in learning about the stock market without incurring the risk of loss during the process. As of March 15, 2001, the consultants have been engaged to commence work on the design of the website and related software.

Commencing operations - An initial capital raise of $250,000 will permit us to hire a few employees, commence publication of our newsletter and complete StockPick to start with a limited number of variables and alternatives. These activities will provide us with the opportunity of generating revenue. Additional amounts of capital will permit us to expand the scope of StockPick and the newsletter and initiate a marketing campaign to increase revenue and commence soliciting advertising revenue. We will engage the services of an investment banking firm to assist us in raising capital, although no assurances can be given that we will be successful in those efforts.

Advertising – StockGame hopes to be able to generate advertising revenues on StockGame's website as the popularity of StockPick increases.

StockGame's short operating history makes future results extremely unpredictable because of a variety of factors. Many of these factors, which are outside of StockGame's control, include:

- StockGame may not be able to attract and retain subscribers;

- StockGame may not be successful in establishing and maintaining good relations with content and information suppliers;

- StockGame may not succeed in its brand-building and marketing campaigns;

- The level of use of online and Internet services may not grow as expected;

- There may be a lack of consumer confidence in and acceptance of online and interactive services for leisure spending;

- StockGame may experience technical difficulties or lengthy interruptions;

- StockGame may not be able to adequately update and upgrade its website with technological innovations and infrastructure to accommodate growth;

- Federal or local governmental controls and regulation may change and become less favorable; and

- General economic conditions and economic conditions specific to online activity may be depressed.

The target date to establish operations is the second quarter of 2002.

Marketing

StockGame believes that the principal obstacle relating to the implementation of StockGame's overall strategy is getting StockGame's product known to the investing public and others interested in the capital markets. StockGame's strategy is based on the assumption that StockGame will have extremely limited resources to work with. Specifically, StockGame will:

- Send emails to potential subscribers based on mailing lists. Each email will include a link to StockGame's website. Targeted email lists will be rented from providers, and all emails sent will be done on an "opt-in" basis.

- Send sample copies of StockGame's electronic newsletter to selected individuals listed on available mailing lists.

- Try to negotiate cooperative relationships with operators of other websites serving the investing community in order to have links to each other placed on the respective websites.

- Attend a limited number of tradeshows.

StockGame will have language in all emails and trial copies of StockGame's electronic newsletter that advises recipients how they can be taken off of StockGame's mailing lists. StockGame will also consult with counsel to ensure that StockGame's mass mailings do not violate any local laws or regulations or the terms of service of a service provider.

StockGame believes that the potential amount of its prizes for winning StockPick will provide it with a competitive advantage. Also, the rules of StockPick will give people the opportunity to participate in the stock market in a meaningful way without risking any of their own money.

Customer service

StockGame believes that a high level of customer service and support will be critical to developing, retaining and expanding StockGame's customer base and encouraging repeat purchases. Customer service representatives will be available from 9:00 a.m. to 5:00 p.m. Eastern Time, five days a week to provide assistance via a real time customer service chat component on StockGame's website as well as by e-mail or telephone as soon as StockGame's website is completed. Initially, eSAFETYWORLD, as part of a consulting agreement, will use its resources to assist StockGame in providing telephone and online customer service. Customer service representatives will also be a valuable source of feedback regarding user satisfaction.

Hardware and security

StockGame's website will be hosted by eSAFETYWORLD's servers and will be backed up at a site of an independent third party in St. George, Utah. StockGame will engage a website host that uses the Secure Socket Layer, known as "SSL," transaction protocol to protect sensitive information transferred to and from StockGame's servers. SSL is currently used for most web-based e-commerce projects to protect credit card and other processing.

Regulation

Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as unsolicited bulk e-mailing, license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth or expose it to significant liabilities associated with content available on StockGame's future websites or through StockGame's Internet marketing methods. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, content, taxation, defamation and personal injury), will not expose it to significant liabilities, significantly slow Internet growth or otherwise cause a material adverse effect on StockGame's business, results of operations or financial condition.

Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. All 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all.

The Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use a telephone line or other wire communication facility in interstate or foreign commerce to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. Other federal laws impacting gaming activities include

- the Interstate Wagering Paraphernalia Act,

- the Travel Act and

- the Organized Crime Control Act.

Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on StockGame's planned business.

The National Gambling Impact Study Commission released its final report and recommendations in June 1999. Certain recommendations in that report could form the basis for new anti-gaming (including anti-online-gaming) laws or regulations that could have a material adverse effect on our business. Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on our business.

The Internet Gambling Prohibition Act of 2000 (H.R. 3125RH) defined the term "gambling business" to mean a business that is conducted at a gambling establishment, or that involves the placing, receiving, or otherwise making of bets or wagers. For the purposes of this document the terms "gaming" and "gambling" are synonymous. The term "bets or wagers" as that term involves gaming or gambling:

- means the staking or risking by any person of something of value upon the outcome of a contest of others, a sporting event, or a game predominantly subject to chance, upon an agreement or understanding that the person or another person will receive something of greater value than the amount staked or risked in the event of a certain outcome;

- includes the purchase of a chance or opportunity to win a lottery or other prize (which opportunity to win is predominantly subject to chance);

- includes any scheme of a type described in section 3702 of title 28; and

The term "bets and wagers" does not include:

- a bona fide business transaction governed by the securities laws for the purchase or sale at a future date of securities (as that term is defined in section 3(a)(10) of the Securities Exchange Act of 1934);

- a transaction on or subject to the rules of a contract market designated pursuant to section 5 of the Commodity Exchange Act;

- a contract of indemnity or guarantee;

- a contract for life, health, or accident insurance; or

The term "bets and wagers" also does not include participation in a simulation sports game or an educational game or contest that:

- is not dependent solely on the outcome of any single sporting event or nonparticipant's singular individual performance in any single sporting event;

- has an outcome that reflects the relative knowledge and skill of the participants with such outcome determined predominantly by accumulated statistical results of sporting events and nonparticipants accumulated individual performances therein; and

- offers a prize or award to a participant that is established in advance of the game or contest and is not determined by the number of participants or the amount of any fees paid by those participants.

If StockGame were to be deemed subject to various federal and state statutes and regulations, that determination could have a direct and material adverse effect on its business and indirectly could have a material adverse effect on the public's demand for its services. StockGame believes that StockPick is an educational test of skill and not a game of chance. Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. StockGame does not believe that its planned activities constitute gaming activities and, therefore, will be in compliance with all applicable gaming laws and regulations as currently applied. However, because there is little clear statutory and case law authority, this conclusion is not completely free from doubt. While it is possible to compare StockGame's activities to applicable statutes, the wording of many such statutes is ambiguous. Furthermore, there is little case law to rely upon for interpretation of these ambiguities. Thus, it is possible that StockGame may be alleged to be in violation of an applicable statute based on an interpretation of the statute which differs from StockGame's or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of those types of proceedings, StockGame could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing it from engaging in various anticipated business activities. Also, if it were finally determined that StockGame did violate applicable law, then civil damages or criminal penalties could be imposed and StockGame might be barred from pursuing that activity. Such an outcome would have a material adverse effect on StockGame.

By distributing an electronic newsletter, StockGame will be deemed to be a distributor of Internet content. As such, StockGame will face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that it broadcasts. Claims like these have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. Although we intend to maintain general liability insurance, StockGame's insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed. In addition, although StockGame will generally require StockGame's content providers to indemnify it for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on StockGame's business, results of operations and financial condition.

StockGame may hold various web domain names and trademarks. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com", ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which it may conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, StockGame may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of StockGame's trademarks and other proprietary rights.

Competition and similar factors

StockGame will face competition from a large number of other companies, substantially all of which have more resources than it does.

Newsletter – There are large numbers of investment newsletters available both in print and electronic form. These newsletters are published by large companies like Dow Jones and major brokerage firms and a variety of small companies. StockGame's success in trying to penetrate this market depends on StockGame's ability to find creative, accurate and useful information and to distribute this information on a timely basis.

StockPick – there are a variety of stock selection games available in newspapers and online. In most cases these games form a minor part of the sponsor's overall activities and the prizes awarded to the winners are generally modest. StockGame's success will be dependent on StockGame's ability to make StockPick easy to play yet challenging and to offer attractive prizes to the winners. In addition, StockGame will be heavily dependent on StockGame's ability to establish alliances that result in other websites including links to StockGame's site.

StockGame believes that competition for customers is based on:

- technology,

- marketing strategy,

- reputation for reliability,

- technical support,

- quality of service, and

- alliances with others.

StockGame's future annual and quarterly operating results will be affected and may fluctuate significantly because of a variety of factors, many of which are outside of StockGame's control. Factors that may harm StockGame's business or cause StockGame's operating results to fluctuate include the following:

- StockGame's inability to obtain customers at reasonable cost or to retain customers;

- StockGame's inability to establish, maintain and manage strategic relationships with other websites serving the investment market;

- StockGame's inability to develop a newsletter that consistently provides useful and current information and perspectives;

- the ability of StockGame's competitors to offer new or enhanced websites, services or products;

- fluctuations in the amount of consumer or client spending or the overall economy;

- increases in the cost of online or offline advertising;

- StockGame's inability to attract new personnel, including independent contractors, in a timely and effective manner or retain existing personnel;

- the amount and timing of operating costs and capital expenditures relating to the development and expansion of StockGame's operations;

- technical difficulties, system downtime or Internet brownouts; and

- government regulations related to use of the Internet for marketing and/or commerce.

StockGame will compete with numerous other entities in attracting interested investors. These competitors include website operators, newsletter publishers and other publishers, and even online brokerage firms and portals. Most of these competitors have substantially more financial and human resources than does StockGame. We will have to compete on the basis of the usefulness of our newsletter and the creativity of StockPick.

Facilities

StockGame will operate out of offices located at 80 Orville Drive, Bohemia, NY 11716, provided to it by eSAFETYWORLD, Inc. as part of the consulting agreement. These offices are expected to be sufficient for StockGame's purposes until it starts generating revenue.

Employees

At October 31, 2001, StockGame had one employee, John C. Dello-Iacono, who is not currently serving in a fulltime capacity. StockGame has relied and will continue to rely on consultants and independent contractors wherever possible. StockGame's future success will be materially dependent upon continued services and contributions of StockGame's founders, all of whom are actively engaged in other business ventures.

Mr. Dello-Iacono will become a fulltime employee concurrent with the effective date of the Distribution.

Research and Development

We have not incurred any research and development costs and do not anticipate incurring any such costs in the next year. All of our website development costs incurred to date have been included in our consulting agreement with eSAFETYWORLD and are not separately identifiable.

Management's Discussion and Analysis of Results of Operations and Financial Condition

StockGame has not yet commenced revenue producing operations. During the next 12 months, we will complete work on our website and finalize plans for our newsletter and StockPick. We will work with consultants engaged by eSAFETYWORLD to conclude these processes. We will not incur significant monetary costs in undertaking these efforts because of the agreement with eSAFETYWORLD and our ability to time the incurrence of costs based on our ability to satisfy obligations. Wherever possible, we will negotiate noncash forms of consideration to pay for services. We will not incur liabilities payable in cash without a source to satisfy those liabilities.

The net losses incurred during the year ended December 31, 2000 and the ten months ended October 31, 2001 relate to the services performed for us by eSAFETYWORLD. Those services principally related to assisting us:

- develop our business strategy;

- develop the basic rules of StockPick;

- design our website which is housed on eSAFETYWORLD's servers; and

- maintain records and perform routine administrative functions.

Liquidity

StockGame does not have any credit facilities or other commitments for debt or equity. No assurances can be given that advances will be made available to it by shareholders and others when needed.

StockGame has a consulting agreement with eSAFETYWORLD which eliminates the near term need to incur significant capital costs for infrastructure during that period. During the contract period, StockGame will house its website on eSAFETYWORLD servers and use eSAFETYWORLD facilities for other infrastructure needs.

Stockgame believes that it can reach revenue generating activities by raising approximately $250,000. Substantially all of that amount will be used to pay salaries and set aside initial prize money for the StockPick game. Our agreement with eSAFETYWORLD will also result in our website being operational. The website will then be enhanced based on the availability of resources.

StockGame will need to be generating revenue or be able to raise additional funds approximately 12 to 15 months after raising its initial $250,000 in order to be able to continue its operations with full-time employees. An initial capital raise of $250,000 will permit us to hire a few employees, commence publication of our newsletter and complete StockPick to start with a limited number of variables and alternatives. Additional amounts of capital will permit us to expand the scope of StockPick and the newsletter and initiate a marketing campaign. We will engage the services of an investment banking firm to assist us in raising capital and will be guided by that firm's advice as to the form and nature of a transaction, if a transaction can be arranged on any terms of which there can be no assurances. We believe that current market conditions may make discretionary drawdown lines of credit or a similar equity infusion the most probable facility if our common stock begins to trade at sufficient volumes. However, no assurances can be given that we will be successful in obtaining an equity facility or any other form of investment.

New accounting pronouncements

No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on StockGame's financial position or reported results of operations.

StockGame's Management

StockGame's management and directors consist of:

Name	Age	Title
John C. Dello-Iacono	52	President, chairman
Sal Miwa	44	Director
Peter Lau	47	Director
Edward A. Heil	50	Director, secretary
K. Ivan F. Gothner	42	Director
S. David Cooperberg	52	Director
Steven W. Schuster	44	Director

John C. Dello-Iacono is a founder of the Company. He served as a Vice President of corporate development for Community Home Mortgage Corporation, a Melville, NY-based mortgage bank from October 2000 until October 2001, and has been a managing director of Independent Network Group, Inc., a financial consulting firm since 1995. Prior to that Mr. Dello-Iacono served in various executive positions with S.D. Cohn & Co., Barclays Bank, Long Island Trust Co., and State Bank of Long Island. He holds a BS from St. John's University. Mr. Dello-Iacono currently devotes approximately 10 hours a week to StockGame but will devote fulltime to StockGame concurrent with the Distribution.

Sal Miwa became a director in March 2001 and has been chief operating officer and a director of RealRead, Inc. , a privately held online book sampling company based in New York, since 2000.He was chief executive officer of Tilp, Inc. , a privately held injection plastics molding business based in Union, NJ, from 1995 to 2000. He currently serves as vice chairman of Advanced Environmental Recycling Technologies, Inc., a public company based in Springdale, Arkansas. Mr. Miwa holds a Bachelors of Science degree from Embry-Riddle Aeronautical University and a Master of Science degree from Massachusetts Institute of Technology.

Peter Lau – has been a director since March 2001. He has been chief executive officer of Cathayone, Inc., a New York-based public company since 2000. Prior thereto, he was chief financial officer of CathayOnline, Inc., a publicly-held company designed to provide internet related services in the Pacific rim, from 1999 to 2000, managing director for American Fronteer Financial, Inc., an investment banking firm, from 1997 to 1999 and managing director of Ridgewood Capital, Ltd, an investment banking firm, from 1996 to 1997. Mr. Lau holds Bachelors and Masters degrees from the University of Hartford.

Edward A. Heil is a founder and became a director in 1999 and is a founder of eSAFETYWORLD, Inc. a New York based public company, where he has been president and a director since 1997. He is a certified public accountant and a managing director, since January 1992, in Independent Network Group, Inc., a financial consulting firm. During that same period, he has been a principal of EH Associates, LLC, a financial consulting firm. From 1984 through December 1991 he was a partner in the accounting firm, Deloitte & Touche, LLP. From 1973 to 1984 he was employed in various professional capacities by Deloitte & Touche, LLP. Mr. Heil holds Bachelor of Arts and Master of Business Administration degrees from New York University. EH Associates, LLC performed consulting services by providing StockGame with management and financial services in 1999.

-

K. Ivan F. Gothner became a director in March 2001 and is a managing director and a founder of Adirondack Capital, LLC, a private merchant banking firm that focuses on serving small and midsize growth companies. Mr. Gothner was associated with Kleinwort Benson Limited, an investment banking firm, in 1986 and, from 1987 through 1990, Mr. Gothner acted as the general manager of the KB Mezzanine Fund, LP., a specialized smallcap fund. In 1990, Mr. Gothner joined Barclays Bank as a Senior Vice President responsible for establishing an investment banking unit to serve small and mid sized companies. Upon the sale of Barclays' "middle market" business at the end of 1992, Mr. Gothner began to work independently in this area. In addition to financial advisory assignments, Mr. Gothner's work had included an assignment where he acted as a "start up" managing director of First United Equities Corporation from 1995 to 1997. Mr. Gothner holds BA and MA degrees from Columbia University and also serves as a director of the Ashton Technology Group, a public company based in Philadelphia.

S. David Cooperberg became a director in March 2001 and has been president and a director of CathayOne Inc., a New York-based public company since June 2000. Prior thereto, he was a managing director for the Ridgewood Group International Ltd., a New York-based investment bank from 1996 to 2000. Mr. Cooperberg holds a Bachelors of Arts degree from Dartmouth College and a Master of Business Administration from the University of Chicago.

Steven W. Schuster has been a director of the Company since March 2001. He has been a partner at McLaughlin & Stern LLP, a law firm located in New York, New York, since 1995. He has practiced corporate securities law since 1980. Mr. Schuster received a Juris Doctor degree from New York University Law School in 1980 and a Bachelor of Arts degree from Harvard University in 1976. He serves as a director of eSAFETYWORLD, Inc.

Board of directors

All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. StockGame has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, StockGame will consider a directors' stock option plan.

Committees of the board of directors

Concurrent with the Distribution, the StockGame board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees.

All directors will be reimbursed by StockGame for any expenses incurred in attending directors' meetings provided that StockGame has the resources to pay these fees. StockGame will consider applying for officers and directors liability insurance.

Stock option plan

StockGame has a stock option plan that expires in 2010 and enables StockGame to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.

No options are outstanding.

Executive compensation

The following table sets forth for each of the last three fiscal years the annual and long-term compensation earned by, awarded to or paid to each person who served as a chief executive officer of StockGame during the last fiscal year. No executive officer of StockGame received compensation exceeding $100,000 during the preceding fiscal year:

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
John C. Dello-Iacono,	2000	$ -	$ -	$ -	-	-	-	$ -
President and CEO	1999	-	-	12,500	-	-	-	12,500
	1998	-	-	-	-	-	-	-

Employment agreement

1.   We have entered into a five-year employment agreement with John C. Dello-Iacono commencing July 1, 2001 under which we have agreed to pay him an annual salary of $120,000 during the first two years and $130,000 thereafter, payable every two weeks. Salary payments shall be subject to withholding and other applicable taxes.   We have also agreed to provide Mr. Dello-Iacono with a medical insurance plan. If, at any time during the term of this agreement, we

have insufficient funds to pay Mr. Dello-Iacono on a scheduled pay date, the amount not paid will be accrued and paid to him when we have sufficient funds to do so.

Description of StockGame's Capital Stock

Introduction

StockGame approved an amendment to its articles of incorporation in February 2000 and filed the necessary documents with the State of Nevada in February 2001. The amended articles authorize StockGame to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. In February 2001, StockGame effected a two for one forward split of its common stock. In May 2001, StockGame declared a 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001. All share amounts disclosed in this registration statement give retroactive effect to these stock splits.

Preferred stock

StockGame's amended certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, StockGame's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although StockGame has no present intention to issue any shares of preferred stock, there can be no assurance that StockGame will not do so in the future.

Common stock

There are 9,000,000 shares of common stock issued and outstanding and two holders of record at October 31, 2001, without giving consideration to the forthcoming issuance of 600,000 shares to eSAFETYWORLD. The Distribution has no impact on the number of shares issued and outstanding. The holders of StockGame common stock:

- have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but unissued capital stock

Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if the StockGame's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of StockGame, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of StockGame to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of StockGame by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of StockGame's management and possibly deprive the stockholders of opportunities to sell their shares of StockGame common stock at prices higher than prevailing market prices.

StockGame may also issue shares in the future in consideration for the receipt of goods or services. The issuance of such shares will dilute the ownership interests of current shareholders.

No preemptive rights

No holder of any class of stock of StockGame authorized at the time of the Distribution will have any preemptive right to subscribe to any securities of StockGame of any kind or class.

Indemnification and limitation of liability for directors and officers

The StockGame Certificate of Incorporation, as amended, provides that StockGame shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada. The StockGame Certificate of Incorporation, as amended, also provides that a director of StockGame shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

StockGame has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, StockGame will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

Transfer agent

Standard Registrar & Transfer Company, Inc. has been appointed as the transfer agent and registrar for StockGame's common stock effective with the Distribution. The transfer agent's address is 12528 South 1840 East, Draper, Utah 84020, and its telephone number is 801-571-8844.

Securities of Certain Beneficial Owners and Management

The following table sets forth information known to it regarding beneficial ownership of StockGame's common stock at the date of this prospectus by:

- each person known by it to own, directly or beneficially, more than 5% of StockGame's common stock,

- each of StockGame's directors, and

- all of StockGame's officers and directors as a group.

Except as otherwise indicated, StockGame believes that the beneficial owners of the common stock listed below, based on information furnished by the owners, have sole investment and voting power over the shares.

Name[2]	Before Distribution		After Distribution	
	Number of shares[1]	Percent Held	Number of Shares	Percent Held
John C. Dello-Iacono	5,062,500	56.3%	5,062,500	52.7%
Edward A. Heil	3,937,500	43.7%	4,026,100	41.9%
Sal Miwa	-0-	-0-	-0-	-0-
K. Ivan F. Gothner	-0-	-0-	-0-	-0-
Peter Lau	-0-	-0-	-0-	-0-
Steven W. Schuster	-0-	-0-	20,000	0.2%
S. David Cooperberg	-0-	-0-	-0-	-0-
Directors and officers as a group (7 persons)	9,000,000 [1]	100%	9,108,000	94.8%

1. The table does not give effect to 600,000 shares issuable to eSAFETYWORLD in consideration for consulting services. eSAFETYWORLD's address is 80 Orville Drive, Bohemia, NY 11716.

2. The address for all officers and directors is 80 Orville Drive, Bohemia, NY 11716.

Certain Relationships and Related Transactions

Consulting arrangements

On September 27, 2000, StockGame engaged eSAFETYWORLD and an affiliated venture, EB Consulting, to provide StockGame with:

- administrative and customer service support;

- assisting in the design, development and hosting of a website;

- accounting and management services support, and

- office space and telephone services.

The agreements with eSAFETYWORLD and EB Consulting were amended in May 2001 with the terms of the amendments being considered to have been effective on September 27, 2000. In consideration of the services being provided, StockGame agreed to pay eSAFETYWORLD and EB Consulting one-time fees of $300,000 and $100,000, respectively, payable at the election of StockGame in either cash or 600,000 and 350,000 shares of StockGame common stock, respectively. In February 2001, StockGame issued 950,000 shares of its common stock to satisfy its obligations under these agreements and, in accordance with the provisions of the consulting agreements, has filed the registration statement, of which this prospectus is a part, relating to the Distribution. Under the terms of the agreement, eSAFETYWORLD is also entitled to receive a fee equal to 5% of StockGame's annual revenue.

In September 2001, StockGame and eSAFETYWORLD rescinded their consulting agreement, eSAFETYWORLD returned the 600,000 shares of StockGame common stock and the two parties entered into a revised consulting agreement covering substantially the same services. The contract is renewable for a one year period on its contract anniversary date at our option, provided that John C. Dello-Iacono is our president at the renewal date. If John C. Dello-Iacono is not our president at the renewal date, then the extension requires the consent of both parties. In the event that we opt to issue shares of common stock for compensation to eSAFETYWORLD to satisfy the obligations under the new consulting agreement, we agreed to register such common stock under the Securities Act of 1933, as amended, on Form SB-2 or S-1 prior to the issuance of the shares. We also agreed to distribute the 600,000 shares to eSAFETYWORLD within 24 hours after the applicable registration statement becomes effective. We have advised eSAFETYWORLD that we will opt to issue shares.

Our issuance of 600,000 shares of common stock to eSAFETYWORLD in February 2001 pursuant to our consulting agreement with eSAFETYWORLD may not have met the requirements for an exemption under Section 4(2) of the Securities Act or from the registration requirements of Section 5 of the Securities Act. We subsequently rescinded this share issuance and the consulting agreement and the shares were returned and canceled. In September 2001, we entered into a new consulting agreement with eSAFETYWORLD and agreed to issue it 600,000 shares of common stock. It is possible that this issuance also may not have met the requirements for an exemption under Section 4(2) of the Securities Act, because the registration statement of which this prospectus is a part had been filed prior to the execution of the new agreement. If this is the case, we may be subject to liabilities associated with the rescission rights of eSAFETYWORLD and any fines and penalties that the SEC or state securities regulators may impose. eSAFETYWORLD has waived any right to rescission. There is a one year statute of limitations on this type of claim under Section 12(1) of the Securities Act.

We have not recorded any liability associated with any the possible contingent liabilities referred to above. We believe that the likelihood of a claim and the ultimate outcome if any claim is asserted cannot be ascertained at this time.

In October 2001, we negotiated the cancellation of our agreement with EB Consulting and the shares issued under that agreement were returned and cancelled.

Edward A. Heil, a founding shareholder and director, is president of eSAFETYWORLD. Neither Mr. Heil nor eSAFETYWORLD are involved in our day-to-day decision making process.

The contracts were negotiated by Mr. Dello-Iacono on behalf of StockGame. We believe that these agreements offer StockGame its best opportunity to execute its overall strategy because they provide infrastructure and technical capabilities without the expenditure of cash. No other similar opportunities were available. We cannot determine what the cost would have been to obtain similar services from another provider or providers, nor on what terms we would have received those services. We are also unable to estimate the cost incurred by eSAFETYWORLD to provide the services under the consulting agreement.

Employment agreement

We have entered into a five-year employment agreement with John C. Dello-Iacono commencing July 1, 2001 under which we have agreed to pay him an annual salary of $120,000 during the first two years and $130,000 thereafter, payable every two weeks. Salary payments shall be subject to withholding and other applicable taxes. We have also agreed to provide Mr. Dello-Iacono with a medical insurance plan. If, at any time during the term of this agreement, we have insufficient funds to pay Mr. Dello-Iacono on a scheduled pay date, the amount not paid will be accrued and paid to him when we have sufficient funds to do so.

Other

An additional $55,000 was owed to EH Associates, LLC, an entity controlled by Edward A. Heil, at December 31, 2000 for consulting services rendered and an advance made during 1999.

Legal Matters

Stephen B. Schneer, LLC, New York, counsel to StockGame, has rendered an opinion that the common stock of StockGame to be distributed to the stockholders of eSAFETYWORLD is legally issued, fully paid and nonassessable under New York law.

Experts

The financial statements of StockGame as of December 31, 2000, and each of the two periods in the period then ended have been audited by HJ & Associates, LLC, Certified Public Accountants, as stated in its report appearing herein, and have been included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Available Information

StockGame has filed with the SEC a registration statement on Form SB-2 with respect to the shares of StockGame common stock to be received by the stockholders of eSAFETYWORLD in the Distribution. This document does not contain all of the information set forth in the registration statement on Form SB-2 and the exhibits thereof, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other documents referred to herein are not necessarily complete. With respect to each such contract, agreement or other documents filed as an exhibit to the registration statement, reference is made to that exhibit and each statement shall be deemed qualified in its entirety by that reference. The registration statement and the exhibits thereto may be inspected and copied at the public reference facilities maintained by the SEC as follows:

- at the public reference room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549;

- at the public reference facilities at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, NY, or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661;

- by writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

- from the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy documents and other information regarding issuers that file electronically with the SEC.

Reports of StockGame

After the Distribution, StockGame will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, to file reports, proxy statements and other information with the SEC.

After the Distribution, the reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above and obtained by mail from the SEC as described above.

Additionally, StockGame will be required to provide annual reports, containing audited financial statements, to its stockholders in connection with its annual meetings of stockholders.

Index to Financial Statements

AUDITED FINANCIAL STATEMENTS:

INDEPENDENT AUDITORS' REPORT

Board of Directors
The StockGame Company
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Bohemia, New York

We have audited the accompanying balance sheet of The StockGame Company (formerly StockPick.com, Inc.) (a development stage company) as of December 31, 2000 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2000 and from inception on July 20, 1999 through December 31, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The StockGame Company (formerly StockPick.com, Inc.) (a development stage company) as of December 31, 2000 and the results of its operations and cash flows for the year ended December 31, 2000 and from inception on July 20, 1999 through December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
March 20, 2001
(May 15, 2001 with respect to Notes 1 and 5)

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Balance Sheet

ASSETS

	December 31, 2000
CURRENT ASSETS	
Cash	$ -
Deferred costs (Note 5)	350,000
Total Current Assets	350,000
TOTAL ASSETS	$ 350,000

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES	
Accounts payable - related party (Note 6)	$ 455,000
Total Current Liabilities	455,000
STOCKHOLDERS' EQUITY	
Preferred stock: $0.001 par value, authorized 1,000,000 shares, -0- issued and outstanding	-
Common stock: $0.001 par value, authorized 20,000,000 shares; 9,000,000 shares issued and outstanding	9,000
Additional paid-in capital	1,000
Deficit accumulated during the development stage	(115,000)
Total Stockholders' Equity (Deficit)	(105,000)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 350,000

The accompanying notes are an integral part of these financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Operations

	For the Year Ended December 31, 2000	From Inception on July 20, 1999 Through December 31,	
		1999	2000
REVENUE	$ -	$ -	$ -
EXPENSES			
General and administrative	50,000	65,000	115,000
Total Expenses	50,000	65,000	115,000
NET LOSS	$ (50,000)	$ (65,000)	$ (115,000)
BASIC LOSS PER SHARE	$ (0.01)	$ (0.01)	
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,000,000	9,000,000	

The accompanying notes are an integral part of these financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Stockholders' Equity (Deficit)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage
	Shares	Amount		
Balance at inception July 20, 1999	-	$ -	$ -	$ -
Common stock issued for cash, July 20, 1999 at $0.0025 per share	9,000,000	9,000	1,000	-
Net loss from inception on July 20, 1999 through December 31, 1999	-	-	-	(65,000)
Balance, December 31, 1999	9,000,000	9,000	1,000	(65,000)
Net loss for the year ended December 31, 2000	-	-	-	(50,000)
Balance, December 31, 2000	9,000,000	$ 9,000	$ 1,000	$ (115,000)

The accompanying notes are an integral part of these financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Cash Flows

	For the Year Ended December 31, 2000	From Inception on July 20, 1999 Through December 31, 1999	From Inception on July 20, 1999 Through December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (50,000)	$ (65,000)	$ (115,000)
Changes in operating assets and liabilities:			
Increase in deferred costs	(350,000)	-	(350,000)
Increase in accounts payable	400,000	55,000	455,000
Net Cash Used in Operating Activities	-	(10,000)	(10,000)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock	-	10,000	10,000
Net Cash Provided by Financing Activities	-	10,000	10,000
NET INCREASE IN CASH	-	-	-
CASH, BEGINNING OF PERIOD	-		
CASH, END OF PERIOD	$ -	$ -	$ -
CASH PAID FOR:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage company)
Notes to the Financial Statements
December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND HISTORY

The Company was organized July 20, 1999 under the laws of the State of Nevada. The purpose of the Company is to perform any lawful activity permitted by the State of Nevada. The Company was organized to establish an Internet website catering to the interests of the investing community. The Company plans to operate Internet games directed toward people who are interested in the equity markets and to distribute, on a subscription basis, newsletters and other information pertaining to the stock markets over the Internet. The Company has not commenced operations and in accordance with SFAS No. 7, is considered a development stage company. The Company changed its name to The StockGame Company on February 1, 2000.

On February 1, 2000, the Company approved and amended the Articles of Incorporation to increase the Company's authorized common shares to 20,000,000 and to do a 2-for-1 forward stock split. In May 2001, the Company declared a 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001

The stock splits are reflected in the accompanying financial statements on a retroactive basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

The Company has no operations to date, and its accounting policies and procedures have not been determined, except as follows:

a. Accounting Method

The Company uses the accrual method of accounting and has selected a calendar year end.

b. Basic Loss Per Share

Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

	December 31,	
	2000	1999
Numerator - loss	$ (50,000)	$ (65,000)
Denominator - weighted average number of shares outstanding	9,000,000	9,000,000
Loss Per Share	$ (0.01)	$ (0.01)

c. Income Taxes

The income tax benefit differs from the amount computed at the federal statutory rates as follows:

	For the Year Ended December 31, 2000
Income tax benefit at statutory rate	$ 19,000
Change in valuation allowance	(19,000)
	$ -

Deferred tax assets at December 31, 2000 are comprised of the following:

Net operating loss carryforwards	$ 115,000
Depreciation	-
Valuation allowance	(115,000)
	$ -

At December 31, 2000, the Company had net operating loss carryforwards of approximately $115,000 that may be offset against future taxable income through 2021. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of the NOL carryforwards that could be utilized. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

d. Cash and Cash Equivalents

For the purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 4 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. It is the intent of the Company to seek financing as needed from a variety of sources, although there are no assurances that such financing will be available when needed. Until such time, shareholders of the Company have committed to meeting its minimal needs.

NOTE 5 - EQUITY TRANSACTIONS

The Company's Board of Directors approved an amendment to the Articles of Incorporation in February 2000 and filed the necessary documents with the State of Nevada in February 2001. The amended articles authorize the Company to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. In February 2001, the Company effected a two-for-one forward split of its common stock. In May 2001, the Company declared a 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001

Preferred Stock

The Company's amended certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock.

Common Stock

The holders of the Company's common stock:

- Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

NOTE 5 - EQUITY TRANSACTIONS (Continued)

In July 1999, the Company issued 9,000,000 shares of common stock for $10,000 to its founding shareholders.

Stock Option Plan

The Company has a stock option plan which expires ten years from December 31, 2000, the date adopted, and enabled it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of December 31, 2000.

Consulting Agreements

In September 2000, the Company signed consulting agreements with eSAFETYWORLD and an affiliated entity, EB Consulting, under which those entities agreed to provide certain business, technical and financial consulting services to the Company as well as assist in the creation of webcentric development and marketing systems and e-commerce applications. The agreements with eSAFETYWORLD and EB Consulting were amended in May 2001 with the terms of the amendments being considered to have been effective on September 27, 2000, the date of the original agreements that were amended. In consideration of the services being provided, StockGame agreed to pay eSAFETYWORLD and EB Consulting one-time fees of $300,000 and $100,000, respectively, payable at the election of StockGame in either cash or 600,000 and 350,000 shares of StockGame common stock, respectively. In February 2001, StockGame elected to pay both fees in common stock and, in accordance with the provisions of the consulting agreements, has filed the registration statement, of which this prospectus is a part, relating to the Distribution of a portion of the shares to be issued by eSAFETYWORLD to its stockholders. Under the terms of the agreement, eSAFETYWORLD is also entitled to receive a fee equal to 5% of StockGame's annual revenue. The agreement with eSAFETYWORLD covers one year. The contract is renewable for two "one year periods" on each contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at a renewal date, then the extension is requires the consent of both parties. If StockGame elects to extend this agreement with eSAFETYWORLD, the payment therefor shall be $250,000 or 300,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the first renewal date and $250,000 or 250,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the second renewal date. eSAFETYWORLD shall receive registration rights such that StockGame shall file a Registration Statement covering such shares within 120 days of the contract renewal date. The cost of the Registration Statement shall be borne by eSAFETYWORLD except StockGame is responsible for the costs of its attorney and independent auditor fees. The agreements are for a one-year period. The Company is amortizing the expenses over the terms of the agreements as follows: October through December 2000, $16,667 per month; January through June 2001, $33,333 per month; and July through September 2001, $50,000 per month. The monthly amortization is based on the Company's estimate of the consultants' work requirements. Accordingly, deferred costs of $350,000 have been recorded as of December 31, 2000. The Company issued 950,000 shares of its common stock to satisfy this obligation in February 2001.

Edward A. Heil, a founding shareholder and director, is president of eSAFETYWORLD and a partner in EB Consulting. Neither Mr. Heil nor eSAFETYWORLD are involved in our day-to-day decision making process.

The contracts were negotiated by the Company's president on behalf of the Company. The Company believes that these agreements offer the Company its best opportunity to execute its overall strategy because they provide infrastructure and technical capabilities without the expenditure of cash. No other similar opportunities were available. The Company cannot determine what the cost would have been to obtain similar services from another provider or providers, nor on what terms it would have received those services. It is also unable to estimate the cost incurred by eSAFETYWORLD to provide the services under the consulting agreement.

NOTE 6 - RELATED PARTY TRANSACTIONS

Pursuant to the consulting agreements discussed in Note 5, a related party payable to eSAFETYWORLD and EB Consulting of $400,000 was recorded as of December 31, 2000. An additional $55,000 was owed to EH Associates, LLC as of December 31, 2000 for consulting services rendered during 1999.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Balance Sheet

<u>ASSETS</u>

	October 31, 2001 (unaudited)	December 31, 2000
CURRENT ASSETS:		
Cash	$ -	$ -
Deferred assets	-	350,000
Total Current Assets	-	350,000
TOTAL ASSETS	$ -	$ 350,000

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Balance Sheet

<u>LIABILITIES AND NET STOCKHOLDERS' EQUITY (DEFICIENCY)</u>

	October 31, 2001 (unaudited)	December 31, 2000
CURRENT LIABILITIES:		
Accounts payable – related party	$ 55,000	$ 455,000
Accrued expenses	250,000	-
Total	305,000	455,000
NET STOCKHOLDERS' EQUITY (DEFICIENCY):		
Preferred stock: $0.001 par value, authorized 1,000,000 shares, -0- issued and outstanding		
Common stock: $0.001 par value, authorized 20,000,000 shares; 9,000,000 and 9,000,000 shares issued and outstanding	9,000	9,000
Additional paid-in capital	1,000	1,000
Deficit accumulated during the development stage	(315,000)	(115,000)
Net Stockholders' Equity (Deficiency)	(305,000)	(105,000)
TOTAL LIABILITIES AND NET STOCKHOLDERS' EQUITY (DEFICIENCY)	$ -	$ 350,000

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Statements of Operations
Ten Months Ended October 31, 2001 and 2000
(Unaudited)

	2001	2000
Revenue	$ -	$ -
Expenses	200,000	38,333
Loss incurred during the development stage	$ (200,000)	$ 38,333
Weighted Average Number of Shares Outstanding	9,000,000	9,000,000
Basic Loss Per Share	$ (.02)	$ -

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Statement of Stockholders' Equity (Deficiency)
Ten Months Ended October 31, 2001
(Unaudited)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage
	Shares	Amount		
Balance, December 31, 2000	9,000,000	$9,000	$1,000	$(115,000)
-				
Common stock issued to satisfy consulting agreements	950,000	950	399,050	-
Return of shares	(600,000)	(650)	(249,350)	
Cancellation of shares	(350,000)	(350)	(149,700)	
Net loss	-	-	-	(200,000)
Balance, October 31, 2001	9,000,000	$ 9,000	$ 1,000	$ (315,000)

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Cash Flows
Ten Months Ended October 31, 2001 and 2000
(unaudited)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (200,000)	$ (38,333)
Changes in operating assets and Liabilities		
Decrease in net operating assets	200,000	38,333
Net Cash Used in Operating Activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES		-	-
CASH FLOWS FROM FINANCING ACTIVITIES		-	-
NET INCREASE IN CASH		-	-
CASH, BEGINNING OF PERIOD		-	-
CASH, END OF PERIOD		$ -	$ -
CASH PAID FOR			
Interest		$ -	$ -
Income taxes		$ -	$ -

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage company)
Notes to the Condensed Financial Statements
October 31, 2001
(Unaudited)

1.BASIS OF PRESENTATION

The accompanying interim condensed financial statements for the ten-month periods ended October 31, 2001 and 2000 are unaudited and include all adjustments considered necessary by Management for a fair presentation. The results of operations realized during an interim period are not necessarily indicative of results to be expected for a full year. These condensed financial statements should be read in conjunction with the information filed as part of the Company's audited financial statements included elsewhere in this Prospectus.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation.

2. CONSULTING AGREEMENTS

In September 2000, the Company signed consulting agreements with eSAFETYWORLD and an affiliated entity, EB Consulting, under which those entities agreed to provide certain business, technical and financial consulting services to the Company as well as assist in the creation of webcentric development and marketing systems and e-commerce applications. The agreements with eSAFETYWORLD and EB Consulting were amended in May 2001 with the terms of the amendments being considered to have been effective on September 27, 2000, the date of the original agreements that were amended. In consideration of the services being provided, StockGame agreed to pay eSAFETYWORLD and EB Consulting one-time fees of $300,000 and $100,000, respectively, payable at the election of StockGame in either cash or 600,000and 350,000 shares of StockGame common stock, respectively. In February 2001, StockGame elected to pay both fees in common stock and, in accordance with the provisions of the consulting agreements, has filed the registration statement, of which this prospectus is a part, relating to the Distribution of a portion of the shares to be issued by eSAFETYWORLD to its stockholders. Under the terms of the agreement, eSAFETYWORLD is also entitled to receive a fee equal to 5% of StockGame's annual revenue. The agreement with eSAFETYWORLD covers one year. The contract is renewable for two "one year periods" on each contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at a renewal date, then the extension is requires the consent of both parties. If StockGame elects to extend this agreement with eSAFETYWORLD, the payment therefor shall be $250,000 or 300,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the first renewal date and $250,000 or 250,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the second renewal date. eSAFETYWORLD shall receive registration rights such that StockGame shall file a Registration Statement covering such shares within 120 days of the contract renewal date. The cost of the Registration Statement shall be borne by eSAFETYWORLD except StockGame is responsible for the costs of its attorney and independent auditor fees. The agreements are for a one-year period. Accordingly, deferred costs of $216,667 have been recorded at April 30, 2001 which will be amortized over the term of the agreements as follows: May to June 2001, $33,333 per month and July through September 2001, $50,000 per month. This amortization rate represents the Company's estimate of the consultants' work schedule.. The Company issued 950,000 shares of its common stock to satisfy this obligation in February 2001.

In September 2001, the Company and eSAFETYWORLD rescinded their consulting agreement, eSAFETYWORLD returned the 600,000 shares of the Company's common stock and the two parties entered into a revised consulting agreement covering substantially the same services for which the Company could pay a cash fee of $250,000 or, at its option, issue 600,000 shares of its common stock. The contract is renewable for a one-year period on its contract anniversary date at the Company's option, provided that John C. Dello-Iacono is its president at the renewal date. If John C. Dello-Iacono is not its president at the renewal date, then the extension requires the consent of both parties. In the event that the Company opts to issue shares of common stock for compensation to eSAFETYWORLD to satisfy the obligations under the new consulting agreement, the Company agreed to register such common stock under the Securities Act of 1933, as amended, on Form SB-2 or S-1 prior to the issuance of the shares. The Company also agreed to distribute the 600,000 shares to eSAFETYWORLD within 24 hours after the applicable registration statement becomes effective. The Company has advised eSAFETYWORLD that it will opt to issue shares.

In October 2001, the Company negotiated the cancellation of its agreement with EB Consulting, and the shares issued under that agreement were returned and cancelled.

The impact of the revision of the agreement with eSAFETYWORLD and the cancellation of the agreement with EB Consulting was accounted for as adjustments to expense in 2001, the period in which the contract modifications occurred.

The Company's issuance of 600,000 shares of common stock to eSAFETYWORLD in February 2001 pursuant to its consulting agreement with eSAFETYWORLD may not have met
the requirements for an exemption from registration under Section 4(2) of the Securities Act or from the registration requirements of Section 5 of the Securities Act. The Company
subsequently rescinded this share issuance and the consulting agreement and the shares were returned and canceled. In September 2001, the Company entered into a new consulting
agreement with eSAFETYWORLD and agreed to issue it 600,000 shares of common stock. It is possible that this issuance also may not have met the requirements for an exemption under
Section 4(2) of the Securities Act, because the registration statement of which this prospectus is a part had been filed prior to the execution of the new agreement. If this is the case, the Company may be subject to liabilities associated with the rescission rights of eSAFETYWORLD and any fines and penalties that the SEC or state securities regulators may impose. eSAFETYWORLD has waived any right to rescission. There is a one year statute of limitations on this type of claim under Section 12(1) of the Securities Act.

The Company has not recorded any liability associated with any the possible contingent
liabilities referred to above. The Company believes that the likelihood of a claim and the ultimate outcome if any claim is asserted cannot be ascertained at this time.

Edward A. Heil, a founding shareholder and director, is president of eSAFETYWORLD. Neither Mr. Heil nor eSAFETYWORLD are involved in our day-to-day decision making process.

The contracts were negotiated by the Company's president on behalf of the Company. The Company believes that these agreements offer the Company its best opportunity to execute its overall strategy because they provide infrastructure and technical capabilities without the expenditure of cash. No other similar opportunities were available. The Company cannot determine what the cost would have been to obtain similar services from another provider or providers, nor on what terms it would have received those services. It is also unable to estimate the cost incurred by eSAFETYWORLD to provide the services under the consulting agreement.

3. EMPLOYMENT AGREEMENT

The Company has entered into a five-year employment agreement with its president commencing July 1, 2001 under which the Company has agreed to pay him an annual salary of $120,000 during the first two years and $130,000 thereafter, payable every two weeks. Salary payments shall be subject to withholding and other applicable taxes.   The Company has also agreed to provide him with a medical insurance plan. If, at any time during the term of this agreement, the Company has insufficient funds to pay him on a scheduled pay date, the amount not paid will be accrued and paid to him when the Company has sufficient funds to do so.

4. STOCK SPLITS

In February 2001, the Company effected a two for one forward split of its common stock. In May 2001, the Company declared an additional 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001. All share amounts disclosed in these financial statements give retroactive effect to these stock splits.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 22. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company has a provision in its charter, by-laws, or other contracts providing for indemnification of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 23. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses payable by the Registrant in connection with the registration and distribution of the Common Stock registered hereby are as follows:

SEC Filing fee	$178.20
Accounting fees	1,500.00
Other	1,500.00
Total	$3,178.20

ITEM 24. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years preceding the filing of this registration statement, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

2. In July 1999, 9,000,000 shares of Common Stock, after giving effect to all subsequent stock splits, were issued and sold for $10,000, or $.001 per share, to two individuals, John C. Dello-Iacono and Edward A. Heil, as founders.

3. In February 2001, 950,000 shares of Common Stock were issued for consulting services to eSAFETYWORLD, Inc. and EB Consulting. The services provide by EB Consulting have been valued at $100,000 and the services of eSAFETYWORLD have been valued at $300,000. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and executives of the Consultants. Registrant provided Consultant with business and financial information. Consultants had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the Consultants had an equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid. In September 2001, StockGame and eSAFETYWORLD rescinded their consulting agreement, and eSAFETYWORLD returned the 600,000 shares of StockGame common stock. On September 10, 2001 the eSAFETYWORLD and The StockGame entered into a new consulting agreement. The services have been valued at $250,000. We have the option of paying the cash or issuing 600,000 shares of our common stock. To satisfy the obligations under the new consulting agreement, we agreed to register such common stock under the Securities Act of 1933, as amended, on Form SB-2 or S-1 prior to the issuance of the shares. We also agreed to distribute the 600,000 shares to eSAFETYWORLD within 24 hours after the applicable registration statement becomes effective. We have advised eSAFETYWORLD that we will opt to issue shares. This new transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and executives of the Consultants. Registrant provided Consultant with updated business and financial information. Consultants had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the Consultants had an equal or superior bargaining position in its dealings with Registrant. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid. In October 2001, the Company negotiated the cancellation of its agreement with EB Consulting, and the shares issued under that agreement were returned and cancelled.

The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

In February 2001, Registrant effected a 2-for-1 stock split of its issued and outstanding common stock. In May 2001, Registrant effected a 2.25 –for-1 forward stock split of its common stock, effective for holders of record on February 15, 2001. This increased its issued and outstanding shares to 9,500,000 shares, without the payment of any commission or other remuneration, in reliance on the exemption from registration provided in section 3(a)(9) under the Securities Act of 1933, as amended.

ITEM 25. EXHIBITS.

The following exhibits can be found as exhibits to the filings listed.

3.1	Articles of Incorporation *
3.2	By-Laws *
4.1	Specimen of Certificate of Common Stock *
5.1	Opinion of Stephen B. Schneer LLC *
10.1	Stock Option Plan *
10.2	Amended Consulting Agreement with eSAFETYWORLD, Inc. *
10.3	Employment Agreement with John C. Dello-Iacono *
10.4	Amended Consulting Agreement with EB Consulting *
10.5	Consulting Agreement with eSAFETYWORLD dated September 10, 2001
10.6	Rescission Agreement dated October 10, 2001 with EB Consulting
22.1	Consent of HJ Associates, LLC
23.2	Consent of Stephen B. Schneer LLC (included in exhibit 5.1) *

* Filed previously

ITEM 26. UNDERTAKINGS.

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission hereto before or hereafter duly adopted pursuant to authority conferred in that section.

The Registrant further undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bohemia, State of New York, on the 30th day of November, 2001.

THE STOCKGAME COMPANY

By /s/ John C. Dello-Iacono

John C. Dello-Iacono, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ John C. Dello-Iacono ------------------------------ John C.Dello-Iacono	Director	November 30 , 2001
/s/ Edward A. Heil ------------------------------ Edward A. Heil	Director	November 30, 2001

/s/ Sal Miwa -------------------------------- Sal Miwa	Director	November 30, 2001
/s/ Peter Lau -------------------------------- Peter Lau	Director	November 30, 2001
/s/ K. Ivan F. Gothner -------------------------------- K. Ivan F. Gothner	Director	November 30, 2001
/s/ S. David Cooperberg -------------------------------- S. David Cooperberg	Director	November 30, 2001
-------------------------------- Steven W. Schuster	Director	November 30, 2001

RESCISSION AGREEMENT

THIS RESCISSION AGREEMENT ("Agreement") made this 10th day of October 2001, by and between EB Consulting, a New York-based firm whose address is 80 Orville Drive, Bohemia, New York 11716, hereinafter referred to as the "Consultant," and The Stockgame Company a Nevada corporation, whose principal place of business is located at 80 Orville Drive, NY, Bohemia 11716, hereinafter referred to as "Company."

Consultant and Company hereby agree to rescind a Consulting Agreement dated September 28, 2000, and subsequent amendment and simultaneously, Consultant agrees to return 350,000 shares of the Company's Common Stock, that had been issued to Consultant pursuant to the Consulting Agreement.

Company agrees that it is not entitled to receive any services or other consideration of any kind from Consultant.

Consultant agrees that it is not entitled to receive any compensation from Company.

This Agreement contains the entire agreement of the Parties and may be modified or amended only by agreement in writing, signed by the Parties. This Agreement supersedes all previous agreements between the Parties.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement on the 10th day of October, 2001.

The Stockgame Company:

By: _____

Its: _____

EB CONSULTING:

By: _____

Its: _____

Consent of HJ & Associates, LLC
Exhibit 22.1
HJ & Associates, LLC
Key Bank Tower, Suite 1450
50 South Main Street
Salt Lake City, Utah 84144
Tel. (801) 328-4408
Fax (801) 328-4461

Board of Directors
THE STOCKGAME COMPANY
80 Orville Drive
New York, 11716

We consent to the use in this Registration Statement of The StockGame Company on Form SB-2, of our audit report dated March 20, 2001 of The StockGame Company for the year ended December 31, 2000, which are part of the Registration Statement and to all references to our firm included in this Registration Statement.

        /s/
HJ & Associates LLC
Salt Lake City, Utah
November 28, 2001